FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of March No.3 2007

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


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     On March 26 2007, the Registrant announces that Virage Logic and Tower
Semiconductor Agreement Provides Mainstream NVM Availability for RF and Mixed-Signal Applications , attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      TOWER SEMICONDUCTOR LTD.


Date: March 26, 2007                                  By: /s/ Nati Somekh Gilboa
                                                      --------------------------
                                                      Nati Somekh Gilboa
                                                      Corporate Secretary


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FOR MORE INFORMATION, CONTACT:

Michael Axelrod                            Melissa Conger
Tower Semiconductor USA                    Shelton Group
(408) 330-6871                             (972) 239-5110 ext. 137
pr@towersemi.com                           mconger@sheltongroup.com

Sabina Burns                               Venera Cushman
Virage Logic                               McClenahan Bruer Communications
(510) 743-8115                             (503) 546-1035
sabina.burns@viragelogic.com               venera@mcbru.com

Virage Logic and Tower Semiconductor Agreement Provides Mainstream NVM Availability for RF and Mixed-Signal Applications

SILICON PROVEN OFFERING PROVIDES CUSTOMERS TIME-TO-VOLUME ADVANTAGE FOR HIGH VOLUME APPLICATIONS LIKE RFID

DALLAS, TEXAS - MARCH 26, 2007 - Virage Logic Corp. (NASDAQ: VIRL), the semiconductor industry's trusted IP partner and pioneer in Silicon Aware IP(TM), and Tower Semiconductor, Ltd. (NASDAQ: TSEM, TASE: TSEM), an independent specialty foundry, today announced at the RFID World Conference in Dallas, that the two companies have signed a license agreement that allows Virage Logic's NOVeA(R) non-volatile memory (NVM) modules for radio frequency Identification
(RFID) and mixed-signal applications to be manufactured at Tower.

     Through this agreement, Virage Logic and Tower are providing customers with access to a silicon proven foundry source for both cost-effective prototyping and high volume manufacturing of products requiring a modest amount of embedded NVM.

     According to FROST & SULLIVAN, the potential for RFID-based industrial manufacturing applications is expected to grow at a compound annual growth rate
(CAGR) of 13.3 percent from 2005 to 2012 in North America (Frost & Sullivan Research Service, WORLD RFID MARKETS - INVESTMENT ANALYSIS AND GROWTH OPPORTUNITIES).


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     "Virage Logic's expertise in mixed-signal and RF on standard 180nm CMOS technology enabled achieving competitively small cell size with the low power consumption," said Yossi Netzer, general manager of mixed-signal and RF product line at Tower Semiconductor. "Having access to NOVeA's silicon proven non-volatile memory should help Tower customers accelerate their time-to-volume and time-to-market for cost-sensitive applications."

     "The collaboration between Virage Logic and Tower Semiconductor has resulted in NOVeA being designed into a high volume secure Flash memory card design using Tower to fabricate the silicon and another Tower customer has received EPCglobal certification on a Gen2 RFID tag using NOVeA technology," said Pat Lasserre, director of NOVeA marketing for Virage Logic. "With this latest agreement, we are pleased to expand our proven partnership and offer our mutual customers another leading foundry source for mixed-signal and RF silicon."

     This news follows Virage Logic's recent announcement about the availability of the next generation NOVeA, (VIRAGE LOGIC LAUNCHES NEXT GENERATION EMBEDDED NON-VOLATILE MEMORY, January 29, 2007), that helps provide designers of consumer and secure applications with significant area and power reductions.

     The Virage Logic NOVeA IP experts will be exhibiting at RFID World in Dallas on March 27-28, 2007 in booth #1511. For more information on the conference, go to: http://www.rfid-world.com/rfid/default.asp.

ABOUT NOVEA

The next generation NOVeA, based on the existing NOVeA bit cell, addresses the unique requirements of consumer and secure applications. As in previous releases of the product, NOVeA can be manufactured on a standard CMOS logic process. This new product expands the density to 16K bits, allowing EEPROM replacement in many applications. As in previous generations, NOVeA requires no additional masking, process steps or process modifications. It can be manufactured on a standard CMOS logic process thereby making it ideal for cost-sensitive consumer and secure applications such as digital rights management (DRM) that require less than 16K bits of non-volatile memory.

One-time programmable applications, such as programmable fuses, device ID or device options can also benefit from NOVeA. Unlike pure one time programmable solutions, NOVeA offers 100 percent verification at test. Pure one time programmable devices are not verified at test if they are shipped unprogrammed to the end customer application. NOVeA allows for device programming and thus verifies at test before erasing and shipping it unprogrammed to end applications. NOVeA is reprogrammable in-system up to 100,000 times and has specified endurance for 10 years at 125 degrees Celsius.


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ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities, each with standard and specialized process technology processes: Fab 1 ranging from 1.0 to 0.35 and Fab 2 featuring 0.18 and 0.13-micron. Tower's web site is located at http://www.towersemi.com.

ABOUT VIRAGE LOGIC

Founded in 1996, Virage Logic Corporation (NASDAQ:VIRL) rapidly established itself as a technology and market leader in providing advanced embedded memory intellectual property (IP) for the design of complex integrated circuits. Today, as the semiconductor industry's trusted IP partner, the company is a global leader in IP platforms comprising embedded memories, logic, and I/Os, and is pioneering the development of a new class of IP called Silicon Aware IP(TM). Silicon Aware IP tightly integrates Physical IP (memory, logic and I/Os) with the embedded test, diagnostic, and repair capabilities of Infrastructure IP to help ensure manufacturability and optimized yield at the advanced process nodes. Virage Logic's highly differentiated product portfolio provides higher performance, lower power, higher density and optimal yield to foundries, integrated device manufacturers (IDMs) and fabless customers who develop products for the consumer, communications and networking, hand-held and portable, and computer and graphics markets. The company uses its FirstPass-Silicon(TM) Characterization Lab for certain products to help ensure high quality, reliable IP across a wide range of foundries and process technologies. The company also prides itself on providing superior customer support and was named the 2006 Customer Service Leader of the Year in the Semiconductor IP Market by Frost & Sullivan. Headquartered in Fremont, California, Virage Logic has R&D, sales and support offices worldwide.


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SAFE HARBOR STATEMENT FOR VIRAGE LOGIC UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995:

STATEMENTS MADE IN THIS NEWS RELEASE, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS, INCLUDING, FOR EXAMPLE, STATEMENTS RELATING TO
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INCLUDING ITS REVENUE, INCOME AND ORDER FLOW OUTLOOK; VIRAGE LOGIC'S ABILITY TO
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DEVELOP NEW RELATIONSHIPS WITH THIRD-PARTY FOUNDRIES AND INTEGRATED DEVICE
MANUFACTURERS; ADOPTION OF VIRAGE LOGIC'S TECHNOLOGIES BY SEMICONDUCTOR COMPANIES AND INCREASES OR FLUCTUATIONS IN THE DEMAND FOR THEIR PRODUCTS; THE COMPANY'S ABILITY TO OVERCOME THE CHALLENGES ASSOCIATED WITH ESTABLISHING LICENSING RELATIONSHIPS WITH SEMICONDUCTOR COMPANIES; THE COMPANY'S ABILITY TO OBTAIN ROYALTY REVENUES FROM CUSTOMERS IN ADDITION TO LICENSE FEES, TO RECEIVE ACCURATE INFORMATION NECESSARY FOR CALCULATING ROYALTY REVENUES AND TO COLLECT ROYALTY REVENUES FROM CUSTOMERS; BUSINESS AND ECONOMIC CONDITIONS GENERALLY AND IN THE SEMICONDUCTOR INDUSTRY IN PARTICULAR; COMPETITION IN THE MARKET FOR SEMICONDUCTOR IP PLATFORMS; AND OTHER RISKS INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED SEPTEMBER 30, 2006, AND IN VIRAGE LOGIC'S OTHER PERIODIC REPORTS FILED WITH THE SEC, ALL OF WHICH ARE AVAILABLE FROM VIRAGE LOGIC'S WEBSITE (WWW.VIRAGELOGIC.COM) OR FROM THE
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VIRAGE LOGIC DISCLAIMS ANY INTENTION OR DUTY TO UPDATE ANY FORWARD-LOOKING
STATEMENTS MADE IN THIS NEWS RELEASE.

ALL TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS AND ARE PROTECTED HEREIN.

TOWER SEMICONDUCTOR SAFE HARBOR STATEMENT

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. A COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 20-F, FORMS F-1, F-3 AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. WE DO NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIM ANY OBLIGATION TO UPDATE, THE INFORMATION CONTAINED IN THIS RELEASE.